UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of Event Reported: March 08, 2012

Commission File Number 001-15190

Satyam Computer Services Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Mahindra Satyam Infocity

Unit — 12, Plot No. 35/36

Hi-tech City layout, Survey No. 64, Madhapur

Hyderabad — 500 081

Andhra Pradesh, India

(91) 40 3063 6363

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒

Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Other Events

On March 07, 2012, Satyam Computer Services Ltd (Mahindra Satyam) (the “Company”) announced the 100% acquisition of BPO firm vCustomer’s International operations for USD 27 Million.

A copy of the press release is attached hereto as exhibit 99.1 and is incorporated herein by reference.

Exhibits:

Ex-99.1 Press Release of the Company dated March 07, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

Satyam Computer Services Ltd.

/s/ G. Jayaraman
Name:	G. Jayaraman
Title:	Company Secretary

Date: March 08, 2012